

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 20, 2007

<u>By US Mail and Facsimile</u>

Mr. Richard D. Dole
President and Chief Executive Officer
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, Texas 77007

Re: Petrosearch Energy Corporation
        Amendment No. 1 to Registration Statement on Form SB-2
        Filed June 8, 2007
        File No. 333-142100

Dear Mr. Dole:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your responses to our prior comments 1 through 9. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.

Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x) and therefore not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As such, you must file a registration statement for the "resale" offering at the time of each conversion or exercise. You must register each transaction on the form you are eligible to use to register the transaction as a primary offering. At the time you file such registration statement(s), you must identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

2.   At the time that you file such registration statement(s), include in the prospectus the information you provided to us in response to comments 1 through7 and comment 9. However, in regard to your response to our prior comment 2, please identify to whom you paid the placement agent fees, and in regard to your response to our prior comment 8, file as an exhibit a copy of the investment banking agreement with Arabella Securities, as appropriate.

Closing Comments

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: Robert D. Axelrod (by facsimile)
     D. Levy